WES CONSULTING, INC.
2745 Bankers Industrial Drive
Atlanta, GA 30360
Telephone: (770) 246-6400

April 30, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek
Mail Stop 3030

RE:	Liberator, Inc.
Current Report on Form 8-K Amended February 10, 2010 File No. 000-53514

Dear Mr. Kruczek:

Set forth below are the responses by WES Consulting, Inc., the surviving entity from a merger between Liberator, Inc. (“Liberator”) and WES Consulting, Inc. (“WES” or the “Company”) effective October 19, 2009, to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated March 1, 2010.  We have reproduced the Staff’s comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Current Report on Form 8-K referenced above.

1.
Please tell us your intentions regarding filing reports pursuant to Section 13(a) or 15(d) of the Exchange Act and whether you believe you have a class of securities registered pursuant to Exchange Act Section 12.  We note, for example, that although you filed a Form 15 on October 6, 2009:

•	you filed Forms 12b-25 on February 12, 2010. You also filed Form 10-Qs for the periods ended September 30 and December 31, 2009 on February 19 and 22, 2010, respectively;

•
the facing page of your Form 10-K filed February 12, 2010 indicates that a class of your securities is registered pursuant to Section 12(g) and that you are required to file reports pursuant to Section 13(a) or Section 15(d); and

•	the facing pages of your two Form 10-Qs indicate that you have been subject to the reporting requirements for the past 90 days.

Geoffrey Kruczek
Securities and Exchange Commission
April 30, 2010

If you believe you are subject to the reporting requirements of Exchange Act Section 13(a) and 15(d), please tell us the authority on which you relied for that conclusion.  Conversely, if you believe you are not subject to those reporting requirements, please ensure that your filings under the Exchange Act accurately convey to investors to what requirements you are subject and, if true, that you are filing reports voluntarily.  Add any appropriate risk factors regarding your ability to stop filing reports at any time.

Response:   Liberator does not intend to file reports pursuant to Section 13(a) or 15(d) of the Exchange Act as it merged with WES on October 19, 2009, with WES as the surviving entity, and Liberator filed a Form 15 with the Commission on October 6, 2009 to deregister its shares of common stock under Section 12(g) of the Exchange Act, which deregistration became effective on January 4, 2010.  In February 2010, Liberator filed its Form 10-Q for the quarters ended September 30 and December 31, 2009 because such quarters were within the period during which Liberator’s common stock was still registered under Section 12(g).  The facing pages of Liberator’s Form 10-K filed February 12, 2010 and its two Form 10-Qs indicated the information referenced in the second and third bullet point above as of the end of the periods for which such reports were filed.  Liberator will amend such filings so that the facing pages disclose such information as of the filing date of such amendments, with (i) the Form 10-K indicating that a class of Liberator’s securities is not registered pursuant to Section 12(g) and that Liberator is not required to file reports pursuant to Section 13(a) or Section 15(d), and (ii) the Form 10-Qs indicating that Liberator has not been subject to the reporting requirements for the past 90 days.

We do not believe that Liberator is subject to the reporting requirements of Exchange Act Section 13(a) and 15(d).  We do not intend to file reports on a voluntary basis, and only intend to file reports and amend filings previously filed with the Commission as it relates to and responds to by comments received from the Staff.

2.	Please tell us when you will respond to our letter dated January 12, 2010 regarding your registration statement on Form 10.

Response:  Our response letter to the Staff’s letter dated January 12, 2010 regarding Liberator’s Form 10 was filed on March 11, 2010.

3.	Refer to the Form 10-K you filed on February 12, 2010 in response to prior comment 2:

•
Please tell us why  you disclose under Item 4 that no matters were submitted to a vote of your shareholders, given the “vote of shareholders” on June 26, 2009 mentioned in your Form 8-K filed July 2, 2009;

•	Tell us the “filing date of this Amendment to Current Report on Form 8-K” mentioned on page 9;

•	Refer to the last paragraph on page 17. Tell us how an assessment performed as of December 31, 2008 enabled your management to reach a conclusion as of June 30, 2009; and

Geoffrey Kruczek
Securities and Exchange Commission
April 30, 2010

•
Refer to the third full paragraph on page 20.  Tell us why that paragraph does not mention whether the security holders listed in your Form 10 registration statement have complied with their filing obligation pursuant to Section 16 of the Exchange Act.

Response:  With regards to the first bullet point, disclosure of the June 26, 2009 written consent by the majority holders of Liberator’s voting stock was inadvertently left out under Item 4 of the Form 10-K filed on February 12, 2010.  We will file an amended Form 10-K (“Form 10-K Amendment”) as soon as practicable that includes such disclosure.

With regard to the second bullet point, the filing date referenced on page 9 is February 10, 2010.  That phrase in the Form 10-K, however, should have been “filing date of the Amendment to Current Report on Form 8-K filed with the Commission on February 10, 2010.”  The Form 10-K Amendment will be updated accordingly.

With regard to the third bullet point, the assessment was performed as of June 30, 2009, and the reference to December 31, 2008 was an error.  The Form 10-K Amendment will be updated accordingly.

With regard to the last bullet point, the third full paragraph on page 20 of Liberator’s Form 10-K filed February 12, 2010 does not mention whether Hope Capital Inc. and Lawrence Rothberg have complied with their Section 16 filing obligations because Liberator did not receive copies of such forms or written representations that no Form 5 is required from such shareholders.  Liberator’s disclosures in this section were based solely on a review of copies of such forms received from reporting persons.

4.	Regarding your response to prior comment 3, please tell us:

•	when and from whom Belmont acquired the shares it sold to you; and

•
the nature of any affiliation between Belmont, you and WES Consulting, when that affiliation began, and where that affiliation was disclosed.  In this regard, we note that Exhibit 10.1 to your Form 8-K filed February 2, 2010 refers to Joseph Meuse as a managing member of Belmont and a director of WES Consulting.

Also please ensure that the document you file as Exhibit 10.1 to your Form 8-K filed February 2, 2010 is complete, with all attachments.  We note that such exhibit does not include exhibits 1, 2, 3 or 8.

Response:  With regards to the first bullet point, the Company’s current management has no knowledge of the details of when and from whom Belmont acquired the shares it sold to Liberator other than the disclosures provided by WES in a current report on Form 8-K filed August 12, 2009.  That 8-K discloses that Belmont acquired 972,000 shares of WES’ common stock on August 11, 2009 under an agreement with WES that was entered into on July 24, 2009.

With regards to the second bullet point, Liberator was introduced to WES by Hope Capital on July 20, 2009 for purposes of a possible merger.  This has not been publicly disclosed in a filing with the SEC as the affiliation at this stage involved only discussions and negotiations.  Liberator and WES merged on October 19, 2009, with WES as the surviving entity, which resulted in Liberator’s former wholly owned and operating subsidiary becoming WES’ wholly owned and operating subsidiary.  This was first disclosed in an SEC filing by WES in a Current Report on Form 8-K filed October 20, 2009.  Liberator first disclosed it in a Current Report on Form 8-K filed February 10, 2010.

Geoffrey Kruczek
Securities and Exchange Commission
April 30, 2010

After the introduction by Hope Capital of Liberator and WES on July 20, 2009, discussions on a possible merger between Liberator and WES turned into discussions on the purchase by Liberator of a controlling interest in WES.  This had not been publicly disclosed in a filing with the SEC as the affiliation at this stage involved only discussions and negotiations.  On July 28, 2009, Liberator became aware of Belmont’s role as the majority shareholder of WES in connection with the negotiation of a stock purchase agreement.  Prior to such date, Liberator had no knowledge of Belmont.  On September 2, 2009, Liberator purchased 972,000 shares of WES common stock from Belmont, which constituted 100% of Belmont’s ownership of WES’ common stock.  This was first disclosed in an SEC filing by WES in a Current Report on Form 8-K filed October 8, 2009.  Liberator first disclosed it in a Current Report on Form 8-K filed February 2, 2010.   There is no current affiliation between Belmont and Liberator.

With regards to WES’ affiliation with Belmont, the Company’s current management has no knowledge of any prior affiliation between Belmont and WES other than Belmont’s purchase from the Company of a controlling interest in WES in a purchase transaction  that was entered into in July 2009 and that closed in August 2009 and the appointment and election of Joseph Meuse, Belmont’s managing member, as an executive officer and member of WES’ Board of Directors, which was disclosed by WES in a Current Report on Form 8-K filed August 12, 2009, and the issuance by WES to Belmont of a warrant to purchase 250,000 shares of WES’ common stock in connection with Belmont’s sale of its controlling interest in WES to Liberator, which was disclosed by WES in a Quarterly Report on Form 10-Q filed November 18, 2009.  Currently, there is no affiliation between Belmont and WES other than Belmont being a warrant holder and a shareholder.

Regarding Exhibit 10.1 to the Form 8-K filed February 2, 2010, which is a common stock purchase agreement, the reference to exhibit 2 within the purchase agreement was made in error.  The executed copy should have had the reference removed, but it was inadvertently overlooked at execution.  The Form 8-K filed February 2, 2010 will be amended to re-file that Exhibit 10.1 complete with all other exhibits.

5.
Please note that prior comment 4 requested an analysis, not merely a statement, supporting your conclusion regarding whether the issuance of securities in the merger with WES Consulting was exempt from registration.  Since your response does not appear to provide that analysis and it appears the document containing required disclosure regarding this exemption has not yet been filed, we reissue prior comment 4.

Response:  WES relied on Section 4(2) of the Securities Act as the exemption from registration under Section 5 of the Securities Act.  Section 4 provides an exemption from Section 5 for certain transactions, including the exemption under Section 4(2) for “transactions by an issuer not involving any public offering.”  The issuance of securities in the merger between Liberator and WES was a transaction by WES, the issuer of the common stock and preferred stock that was issued in the merger.  WES did not offer or sell the securities by any form of general solicitation or general advertising, all communications being directly with the parties to the merger transaction, nor was an underwriter involved.

Geoffrey Kruczek
Securities and Exchange Commission
April 30, 2010

WES will file an amendment to its current report on Form 8-K filed October 22, 2009 (“WES Amended 8-K”) to include required disclosures regarding this exemption as soon as practicable.

6.	We will continue to evaluate your response to prior comment 5 and 6 after the documents your mention in those responses are filed.

Response:  WES will file the “WES Amended 8-K” as soon as practicable to address prior comments 5 and 6.

7.	Please expand your response to prior comment 7 to tell us:

•	the purpose and effect of filing the information statement at this time, including how filing the document at this time will cause you “to be in compliance,” and

•	your analysis of the materiality of any liability that results from the timing of your filing.

Response:  We revise the response to prior comment 7 to respond that we do not intend to file a preliminary information statement on behalf of Liberator as Liberator has merged with WES with WES as the surviving entity as of October 19, 2009.  While the risk of claims by shareholders against an issuer can never be eliminated, we do not believe that the risk is material in the case of Liberator not having filed such an information statement as the merger between Liberator and WES provided the former Liberator shareholders with WES securities, which are quoted on the Over-the-Counter Bulletin Board.

Explanatory Note

8.
You should not state that the staff comment process involved comments issued by the Commission itself or otherwise imply that the Commission reviewed your filings.  Please revise.  This comment also applies to similar statements in your amended Form 10-Q and amended Form 10-K filed on February 4, 2010.

Response:  We have revised Liberator’s current report on Form 8-K originally filed on April 3, 2009 and amended on February 10, 2010 (the “Liberator Amended 8-K”).  We will revise Liberator’s amended Form 10-Q and amended Form 10-K filed on February 4, 2010 as soon as practicable.

9.
Please reconcile your statement that the transaction has not closed with the statements regarding the transaction in the filing by WES Consulting, including the financial information presented in periodic reports.

Response:  The merger transaction closed on October 19, 2009, and our previous responses to the contrary were made in error.

Geoffrey Kruczek
Securities and Exchange Commission
April 30, 2010

Note Regarding Website Addresses

10.
We note your response to prior comment 11 and your continued extensive use of multiple internet addresses.   Please see footnote 41 of Exchange Act Release No. 42728 regarding your obligation to file the information at those addresses.

Response:  The Liberator Amended 8-K was revised to minimize the use of multiple internet addresses.

Item 1.01

11.	Please tell us the authority on which you rely for the incorporation by reference in the last paragraph.

Response:  The authority on which we relied for the incorporation by reference in the last paragraph was General Instruction F to Form 8-K, but the language should have stated that the exhibit was filed with Liberator’s amended current report on Form 8-K filed on February 10, 2010.  We have revised the Liberator Amended 8-K accordingly.

Item 2.01 Completion of Acquisition of Disposition of Assets

Product and Services

12.
We note your response to prior comment 21; however, it remains unclear whether all of the products and services that you describe in this section contribute equally to your business or whether one type of product that you describe in this section contribute equally to your business or whether one type of product that you describe is your primary product.  Please revise.

Response:  The products sold under the Liberator brand were the primary products for Liberator, and we have revised the Liberator Amended 8-K accordingly.

Risk Factors

13.
Please note that prior comment 19 requested your analysis of the materiality of the risk of claims resulting from not filing proxy materials related to the “vote of shareholders” and change in registrant’s name mentioned in your Form 8-K filed July 2, 2009.  It did not relate to the transaction with WES Consulting, as your response indicates.  Therefore, because your response does not provide the requested analysis, we reissue prior comment 19.

Response:  We revise the response to prior comment 19 to respond that Liberator was required to file an information statement in connection with the “vote of shareholders” and change in Liberator’s name.  While the risk of claims by shareholders against an issuer can never be eliminated, we do not believe that the risk is material in the case of Liberator not having filed such an information statement as the merger between Liberator and WES provided the former Liberator shareholders with WES securities, which are quoted on the Over-the-Counter Bulletin Board.

Geoffrey Kruczek
Securities and Exchange Commission
April 30, 2010

Management’s Discussion and Analysis…

14.
Given your disclosure that your common stock is a “penny stock,” the safe harbor to which you refer is inapplicable.  See Exchange Act Section 21E(b)(1)(C).  Please revise.  This comment also applies to similar statements in your other Exchange Act filings, such as your Form 10-K filed on February 12, 2010.

Response:  We removed from the Liberator Amended 8-K the risk factor stating that Liberator’s stock is classified as “penny stock” as Liberator’s common stock was not “penny stock” at the time of the original filing of the 8-K, nor was it “penny stock” immediately prior to the merger with WES.

Liquidity

15.	It is unclear from your revisions and response to prior comment 23 how you addressed the “other credit facilities” mentioned in your disclosure. Therefore, we reissue prior comment 23.

Response:  We removed the phrase “other credit facilities” as all of Liberator’s credit facilities are discussed in this section.

Market Information

16.	We note your revision in response to prior comment 26:

•
Please tell us the reasons for the different numbers of securities included in your disclosure here as compared to the numbers included in your response to prior comment 32 in your letter dated December 18, 2009 and in your Exchange Act filings.  For example:

•	The number of warrants and options you disclose here are different than those mentioned in that response;

•	The number of options to which you refer here differs from the number mentioned on page 11 of your Form 10-Q filed on February 22, 2010;

•
You indicate here that as of February 9, 2010, you had 61,915,981 common shares outstanding.  The facing page of your Form 10-Q filed February 19, 2010 indicates that as of February 18, 2010, you had 63,015,981 shares outstanding.

Please revise or advise.  Also note your obligations pursuant to Regulation S-K Items 402, 403, 404 and 701; and

Geoffrey Kruczek
Securities and Exchange Commission
April 30, 2010

•
Ensure that your disclosure address any obligations you have to register securities, such as the registration rights noted in Exhibit 4.1 and 4.3.  Please revise and clarify the effect of the WES Consulting transaction on your outstanding securities and registration obligations.

Response:  With regards to the first bullet point, we have revised this section and throughout the Liberator Amended 8-K to reflect market information for Liberator as of October 19, 2009, which is the day that Liberator merged out of its state of incorporation.  Prior versions of the Liberator Amended 8-K erroneously reported the number of securities outstanding as of a date after October 19, 2009 as the outstanding securities of WES, not Liberator.

With regards to the second bullet point, we have revised the “Market Information” section to clarify the effect of the WES Consulting transaction on Liberator’s securities.  We have also addressed registration obligations.

Security Ownership of Certain Beneficial Owners and Management

17.
Please expand your response to prior comment 27 to tell us when the security holders listed in your Form 10 registration statement filed originally on December 3, 2008 will comply with their filing obligations under Section 16.  In this regard, refer to page 12 of your amended Form 10-K filed February 4, 2010 for your fiscal-year ended December 31, 2008.  Tell us how you concluded that your affiliates were in compliance with the requirements of that section “with respect to the fiscal year ended December 31, 2009.”

Response:   We have no knowledge of if and when Hope Capital Inc. and Lawrence Rothberg intend to comply with their Section 16 filing obligations as Liberator did not receive any copies of Forms 3, 4, or 5 from such security holders.  Liberator based its analysis on whether affiliates complied with Section 16 filing obligations solely on a review of such copies or written representations that no Form 5 is required from such shareholders, and the disclosure on page 12 of its amended Form 10-K filed February 4, 2010 for the fiscal year ended December 31, 2008 (“Liberator 2008 10-K”) should have disclosed only late filings based on such a review.  As soon as practicable, we will amend the Liberator 2008 10-K to remove the conclusion that the affiliates “did file all required reports on a timely basis.”

18.
We note your revisions in response to prior comment 28.  Given that the information in the table purports to be as of February 9, 2010, please clarify how such information accounts for the convertible note held by Hope Capital that is mentioned on page 18 of Exhibit 99.1 and in Exhibit 4.1 to your Form 10-Q for the period ended September 30, 2009.

Response:  We have revised this section and throughout the Liberator Amended 8-K to reflect market information for Liberator as of October 19, 2009, which is the day that Liberator merged out of its state of incorporation.  The disclosures account for the convertible note held by Hope Capital as described in footnote 5 to the table.

Geoffrey Kruczek
Securities and Exchange Commission
April 30, 2010

Director Compensation

19.	The disclosure required by Regulation S-K Item 402(r) is not limited to “director fees” and “cash” compensation. Please provide disclosure that is fully compliant with Item 402.

Response:  We have revised this section to clarify that Liberator did not pay its directors any compensation for services rendered as a director.

Certain Relationships and Related Transactions

20.
It is unclear from your revisions in response to prior comment 30 how you addressed each part of prior comment 42 in our letter dated July 28, 2009.  For example, it is unclear how you addressed the disclosure requirements of Regulation S-K Item 404 with respect to the guarantee by your chief executive officer.   It is also unclear how the amounts you owe to related parties, as disclosed here, relates to the notes payable mentioned on page 3 of Exhibit 99.1.  Therefore, we reissue prior comment 30.

Response:  The “note payable” to the related parties mentioned in the exhibits 99.1 and 99.2 that were filed with the Form 8-K on July 2, 2009 are described in the second paragraph of the section titled “Certain Relationships and Related Transactions” in the Liberator Amended 8-K.  The standby letter of credit is described in the sixth paragraph in this section.  The “loans from related parties” mentioned in exhibit 99.2 is described in the second paragraph in this section, except that the disclosure in exhibit 99.2 was that loans from related parties were outstanding in the amount of $825,948 is as of March 31, 2009, and the disclosure in the Liberator Amended 8-K that the amount outstanding is $125,948 is as of June 30, 2009.  On June 26, 2009, in connection with the merger with OneUp Innovations, Inc., the majority shareholder and CEO, Louis Friedman and the majority shareholders wife, Leslie Vogelman (who is also the Company’s Treasurer) verbally agreed to convert $700,000 of principal balance and $132,120 of accrued but unpaid interest to 4,300,000 shares of preferred stock held in the name of Mr. Friedman, leaving a balance due of $125,948.  The personal guarantee by Mr. Friedman of the advance by Credit Cash NJ, LLC to OneUp is described in the last paragraph in this section of the Liberator Amended 8-K.  The other personal guarantees were for transactions each of which did not involve an amount over$120,000.  We disclosed whether the former president and director and controlling shareholder of the registrant, Lawrence Rothberg, received any consideration in connection with the OneUp acquisition in the fifth paragraph in this section.  Exhibits 4.1, 4.3, 4.4, 10.17, 10.18, 10.19, 10.20, and 10.21 are filed with, or incorporated by reference in, the Liberator Amended 8-K, which are the agreements related to all related party transactions.

21.
Please expand your revisions added in response to prior comment 30 to identify the “majority shareholder” and to disclose the number of preferred shares he and his wife acquired upon conversion of the outstanding principal and accrued interest on the note they held.  Also revise to identify the director who loaned you $29,948, how the interest rate on that loan is determined and when the balance is due.

Response:  We have revised the Liberator Amended 8-K to identify the “majority shareholder” as Louis Friedman and disclosed that 4,300,000 shares of preferred stock were issued to Mr. Friedman upon conversion of the outstanding principal and accrued interest on the note Mr. Friedman and his wife held.  We have also identified the director as Don Cohen and disclosed how the interest rate is determined and when the balance is due.

Geoffrey Kruczek
Securities and Exchange Commission
April 30, 2010

22.	Expand your response to prior comment 31 to address whether the controlling shareholder of Remark Enterprises, Hope Capital, received any consideration in connection with the acquisition of OneUp.

Response:  As described in the section titled “Certain Relationships and Related Transactions” in the Liberator Amended 8-K, Hope Capital only received the note and warrant.

23.
Please disclose the information required by Item 404 of Regulation S-K with respect to the transaction that is the subject of Exhibit 4.1.  Also tell us where the transaction covered by Exhibit 10.19 is disclosed.

Response:  The transaction that is the subject of Exhibit 4.1 is disclosed in the third paragraph of the section titled “Certain Relationships and Related Transactions” in the Liberator Amended 8-K.  The transaction covered by Exhibit 10.19 is disclosed in the second paragraph of that section.

Description of Securities

24.
Please tell us which exhibit represents your certificate of designations for your outstanding preferred stock.  In this regard, note the requirement in Regulation S-K Item 601(b)(3) to file your entire certificate of incorporation as amended in one document, without requiring investors to refer to multiple exhibits from multiple filings to assemble your charter.

Response:  Liberator’s entire articles of incorporation, as amended, is re-filed in one document as Exhibit 3.1 to the Liberator Amended 8-K.  No certificate of designations is included in Liberator’s articles of incorporation and amendments filed with its state of incorporation.

Item 3.02 Unregistered Sales of Equity Securities

25.
We reissue prior comment 33, in part, given that your disclosure here does not address the preferred stock issued in connection with the transaction with Remark Enterprises.  In making those revisions, please also include the information required by Item 701 with respect to the preferred stock your affiliates received for converting the outstanding principal and accrued interest on the note they held, as mentioned on page 15 of Exhibit 99.1.

Response:  We have revised the Liberator Amended 8-K accordingly in the first and fifth paragraphs of Item 3.02.

Geoffrey Kruczek
Securities and Exchange Commission
April 30, 2010

26.
Please tell us how you have complied with Regulation S-K Item 701, given that the convertible notes and warrants you issued to Hope Capital on June 26, 2009 are not described here. We also note that the June 26, 2009 issuance of the security governed by Exhibit 4.2 is not described here nor have you provided the disclosure regarding the sale of 5,000,000 shares mentioned on page 5 of exhibit 99.1.

Response:  We have complied with Regulation S-K Item 701 with regards to the convertible note and warrants issued to Hope Capital on June 26, 2009 as each is described in the sixth paragraph under Item 3.02.  Exhibit 4.2 is described in the third paragraph under Item 3.02, and the sale of 5,000,000 shares is described in the last paragraph.

Appointment of Directors and Officers

27.	Please tell us why you no longer disclose Mr. Scott’s experience with Impact Solutions LLC and why you apparently do not fully address his experience during the last five years.

Response:  Mr. Scott’s experience was previously revised in error.  We have revised the Liberator Amended 8-K to include his experience with Impact Solutions LLC and fully addressed his experience during the last five years.

Item 9.01 Financial Statements and Exhibits

28.	We note your response to prior comment 34. Please ensure that you file final executed agreements as exhibits. We note, for example, that Exhibit 2.2 is unsigned and Exhibit 10.10 is missing Exhibit B.

Response:  We have re-filed Exhibit 2.2 with the conformed signatures and Exhibit 10.10 with complete exhibits.

29.	Please tell us why Exhibit 99.3 is no longer included with this Form 8-K

Response:  Exhibit 99.3 was inadvertently removed from the exhibit table, but it has been included as an exhibit to the Liberator Amended 8-K.

*          *          *

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Geoffrey Kruczek
Securities and Exchange Commission
April 30, 2010

If you have any questions or further comments, please do not hesitate to contact our legal counsel at Richardson & Patel LLP, Attention: Peter Hogan or Jamie H. Kim at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

WES CONSULTING, INC.

/s/ Ronald P. Scott
Ronald P. Scott
Chief Financial Officer